UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ANGIODYNAMICS, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

03457V101

(CUSIP Number)

Linda B. Stern 23 I.U. Willets Road Old Westbury, New York 11568 (516) 997-0468

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Copy to)
Scott M. Tayne, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Ave, 12th Floor
New York, NY 10022
(212) 308-8866

June 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 03457V 10 1

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Estate of Howard S. Stern. EIN: 26-6028365

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
New York State

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0

	8.	SHARED VOTING POWER	1,323,794

	9.	SOLE DISPOSITIVE POWER	0

	10.	SHARED DISPOSITIVE POWER	1,323,794

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,323,794

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14.	TYPE OF REPORTING PERSON
00

CUSIP NO. 03457V 10 1

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Linda B. Stern.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	891

	8.	SHARED VOTING POWER	1,323,794

	9.	SOLE DISPOSITIVE POWER	891

	10.	SHARED DISPOSITIVE POWER	1,323,794

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,324,685

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14.	TYPE OF REPORTING PERSON
IN

Introduction

          This Amendment No. 3 to Schedule 13D amends the Schedule 13D (the “Initial Schedule 13D”) filed by Linda B. Stern (“Linda Stern” or “Mrs. Stern”) and the Estate of Howard Stern (the “H. Stern Estate” and, with Linda Stern, the “Reporting Persons”) filed on January 23, 2006, as amended by Amendment No. 1 thereto filed on May 31, 2006 (“Amendment No. 1”) and Amendment No. 2 thereto filed on December 22, 2006 (“Amendment No. 2,” and collectively, with the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Statement”) relating to the beneficial ownership of shares of common stock, par value $0.01 per share (the “AngioDynamics Common Stock”), of AngioDynamics, Inc. (“AngioDynamics”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Statement and, unless amended hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction

          Item 4 of the Statement is hereby amended by adding the following immediately before the last paragraph thereof:

          In January 2007, AngioDynamics issued approximately 7.8 million shares of AngioDynamics Common Stock in connection with a merger transaction.

          From March, 2007 through June, 2007, Linda Stern, the H. Stern Estate and a QTIP trust established under the H. Stern Will (the “QTIP Trust”), sold an aggregate of 250,000 shares of AngioDynamics Common Stock. All of such sales were made in open market transactions on The NASDAQ Stock Market and were in accordance with Mrs. Stern’s previously disclosed intention to make sales to provide for living expenses and to diversify her investment portfolio. Mrs. Stern is a co-trustee and sole lifetime beneficiary of the QTIP Trust.

Item 5.	Interest in Securities of the Issuer.

          Items 5 (a) and (b) of the Statement are hereby deleted and replaced in their entirety by the following:

(a)	The H. Stern Estate has direct beneficial ownership of 1,323,794 shares of AngioDynamics Common Stock, which constitutes 5.5% of the outstanding shares of AngioDynamics Common Stock.

Linda Stern has direct beneficial ownership of 891 shares of AngioDynamics Common Stock that were held by her and Howard Stern as joint tenants with right of survivorship as of the date of his death. In addition, as executor of the H. Stern Estate, Mrs. Stern is deemed to share beneficial ownership of all of the shares of AngioDynamics Common Stock beneficially owned by the H. Stern Estate, for total beneficial ownership of 1,324,685 shares. Such shares represent 5.5% of the outstanding shares of AngioDynamics Common Stock.

The percentage beneficial ownership of Linda Stern and the H. Stern Estate set forth in this Item 5 is based on 23,930,686 shares of AngioDynamics Common Stock outstanding as of April 4, 2007, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended March 3, 2007, filed by AngioDynamics on April 12, 2007.

(b)

Linda Stern has sole voting and dispositive rights with respect to the 891 shares of AngioDynamics Common Stock she owns directly. The H. Stern Estate and Mrs. Stern share voting and dispositive rights with respect to the 1,323,794 shares of AngioDynamics Common Stock owned directly by the H. Stern Estate.

          Item 5(c) of the Statement is hereby amended by adding the following at the end thereof:

          During the past 60 days, Linda Stern made the following sales of AngioDynamics Common Stock. All sales were effected in open market transactions on The NASDAQ Stock Market.

Date	No. of Shares	Price per Share

6/26/07	22,250	$17.987

6/25/07	2,750	$17.96

6/15/07	25,000	$16.9801

6/14/07	25,000	$16.5009

5/09/07	5,750	$16.559

5/08/07	19,250	$16.869

          During the past 60 days, the QTIP Trust made the following sales of AngioDynamics Common Stock. All sales were effected in open market transactions on The NASDAQ Stock Market. Linda Stern is a co-trustee and sole lifetime beneficiary of the QTIP trust and is deemed to have beneficially owned the shares of AngioDynamics Common Stock sold by the QTIP Trust.

Date	No. of Shares	Price per Share

6/26/07	22,250	$17.987

6/25/07	2,750	$17.96

6/15/07	25,000	$16.9801

6/14/07	25,000	$16.5009

5/09/07	5,750	$16.559

5/08/07	19,250	$16.869

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: June 28, 2007.

ESTATE OF HOWARD S. STERN

By:	/s/ Linda B. Stern

	Name:	Linda B. Stern
	Title:	Executor

/s/ Linda B. Stern

Linda B. Stern